Mail Stop 4561

February 12, 2010

Mr. John H. Freeman
President
Dataram Corporation
P.O. Box 7528
Princeton, NJ 08543-7528

> **Re:** **Dataram Corporation**
> **Form 10-K For the Fiscal Year Ended April 30, 2009**
> **Form 8-K Filed on April 6, 2009, as Amended on May 26, 2009**
> **File No. 001-08266**

Dear Mr. Freeman:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended April 30, 2009

Notes to Consolidated Financial Statements

(2) Acquisition, page 14

1. Explain why you have not included pro forma disclosures as outlined in paragraphs 54 and 55 of SFAS 141.

Form 8-K Filed on April 6, 2009, as Amended on May 26, 2009

2.      Tell us what consideration was given to whether the acquisition of MMB created
        a reporting obligation pursuant to Rules 8-04 and 8-05 of Regulation S-X.  In this
        regard, please provide us with analysis in support of your determination that no
        financial statements or pro forma financial information was required following
        your acquisition of MMB.  Your response should include your computations
        pursuant to Rule 8-04(b) and (c).

                              * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief